UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

001-41183

(Commission File Number)

(Check One):  ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒  Form 10-Q  ☐ Form 10-D  ☐ Form N-CEN  ☐  Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-K

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED

ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:	Welsbach Technology Metals Acquisition Corp.
Former Name if Applicable:	[N/A]
Address of Principal Executive Office (Street and Number):	4422 N. Ravenswood Ave #1025
City, State and Zip Code:	Chicago, Illinois 60640

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-Q for the quarterly period ended September 30, 2024 within the prescribed time period without unreasonable effort or expense because the Registrant’s independent registered public accounting firm needs additional time to complete its review of the financial statements for the quarterly period ended September 30, 2024. The Registrant anticipates that it will file its Form 10-Q within the five-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Daniel Mamadou	251	280 1980
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended September 30, 2024, we had a net loss of $80,698, which primarily consists of operating expenses of $215,109, franchise taxes of $10,400 and a provision for income taxes of $35,730, offset by interest earned on cash held in the Trust Account in total of $180,541.

For the nine months ended September 30, 2024, we had a net loss of $246,130, which primarily consists of operating expenses of $764,763, franchise taxes of $110,400 and a provision for income taxes of $70,828, offset by interest earned on cash held in the Trust Account in total of $699,861.

For the three months ended September 30, 2023, we had a net income of $164,293, which primarily consists of interest and dividend earned on marketable securities held in the Trust Account in total of $507,906 and a benefit from income taxes of $261,911, offset by operating expenses of $555,524 and franchise taxes of $50,000.

For the nine months ended September 30, 2023, we had a net loss of $39,380, which primarily consists of operating expenses of $1,744,482 and franchise taxes of $150,000, offset by interest and dividend earned on marketable securities held in the Trust Account in total of $ $1,855,102.

The amounts reported above are still under review by the Registrant’s independent registered public accounting firm and may differ once reported in the Form 10-Q to be filed by the Registrant.

Welsbach Technology Metals Acquisition Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2024	By:	/s/ Daniel Mamadou
Daniel Mamadou
Chief Executive Officer

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